

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

March 21, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 20, 2019 The Nasdaq Stock Market (the "Exchange") received from Brookfield Property Partners L.P. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

6.50% Class A Cumulative Redeemable Perpetual
Preferred Units, Series 1

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

William Slattery